UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 _______________

                                  VAXGEN, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    922390208
                                 (CUSIP Number)

 William D. Savoy                               Gail J. Gordon
 Vulcan Ventures Incorporated                   Foster Pepper & Shefelman PLLC
 110-110th Avenue N.E., Suite 550               1111 Third Avenue, Suite 3400
 Bellevue, WA  98004                            Seattle, WA  98101
 (206) 453-1940                                 (206) 447-4400

          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                October 12, 1999
             (Date of Event which Requires Filing of This Statement)

                                 _______________

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

----------------------------             -------------------------------------
CUSIP NO.  922390208              13D     Page   2   of   9   Pages
-----------------------------             -------------------------------------


-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) | |
                                                               (b) | |
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)                                       [_]

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES         7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY                              -0- shares
           EACH
     REPORTING PERSON
           WITH
                            ------ --------------------------------------------
                              8    SHARED VOTING POWER
                                                     782,079 - shares  (1)

                            ------ --------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                                     -0- shares

                            ------ --------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                                     782,079 shares  (1)

--------------------------- ------ --------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   782,079 shares  (1)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES*


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------- ---------------------------------------------------------------------
_______________
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                ------------------------------------
CUSIP NO.   922390208              13D     Page   3   of   9   Pages
---------------------------                ------------------------------------


--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                (b) |_|

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   AF
--------- ---------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ---------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
            OWNED BY                                         -0- shares
              EACH
        REPORTING PERSON
              WITH
                                   ------- ------------------------------------
                                     8     SHARED VOTING POWER
                                                             782,079 shares (1)

                                   ------- ------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                                             -0- shares

                                   ------- ------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                            782,079 shares  (1)

---------------------------------- ------- ------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   782,079 shares  (1)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES*


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
--------- ---------------------------------------------------------------------
_______________
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introductory Note

     The original statement on Schedule 13D to which this statement is filed as Amendment No. 1 reported that as of the filing date of the Schedule 13D, the reporting persons beneficially owned an aggregate of 871,158 shares of the common stock, $0.01 par value per share, of VaxGen, Inc. That number did not account for a reverse 1-for-2 split effective April 9, 1999, as to shares that the reporting persons acquired in November 1998. The aggregate number of shares that the reporting persons beneficially owned as of the date on which the
Schedule 13D was filed was 739,579 shares representing approximately 6.9% of the shares of common stock then outstanding. This Amendment No. 1 also reflects subsequent open-market purchases by the reporting persons and the proposed purchase of additional shares from the issuer in a private transaction.

Item 1.  Security and Issuer

         This statement relates to the common stock, $0.01 par value per share, of VaxGen, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1000 Marina Boulevard, Suite 200, Brisbane, California 94005. Amounts stated in this statement reflect a one-for-two reverse split of the number of shares of common stock issued and outstanding effective April 9, 1999.

Item 2.  Identity and Background

         The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies.
Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

              Paul G. Allen, Vulcan Ventures Incorporated, 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

              William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

              Bert E. Kolde, Vulcan Ventures Incorporated, 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a
         Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

              Jo Allen Patton, Vulcan Northwest Inc., 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

     Vulcan Ventures acquired 131,579 shares of the Issuer's common stock from the Issuer in a private transaction on November 20, 1998. Vulcan Ventures purchased an additional 600,000 shares of the common stock at the public offering price of $13.00 per share in the Issuer's initial public offering on June 29, 1999. Vulcan

Ventures subsequently purchased an additional 50,500 shares on the Nasdaq Stock Market as more fully described in Item 5. Vulcan Ventures funded the common stock purchases described in this paragraph from its own working capital. None of the funds used to purchase such common stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

         As more fully described in item 6 below, on October 12, 1999, Vulcan Ventures entered into a non-binding letter of intent with the Issuer and on October 15, 1999 entered into a Common Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer to purchase 2,173,913 shares of the Issuer's common stock at $11.50 per share, for an aggregate purchase price of $24,999,999.50. Vulcan Ventures has placed the funds necessary to fund the purchase under the Stock Purchase Agreement in escrow pending closing of the transaction. The source of the escrowed funds was Vulcan Ventures' working capital. None of the escrowed funds consists of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the common stock to be acquired pursuant to Stock Purchase Agreement.

Item 4.  Purpose of Transaction

         Vulcan Ventures and Mr. Allen have acquired the Issuer's common stock for investment purposes. Their pending acquisition of common stock pursuant to the Stock Purchase Agreement is for investment purposes as well. Vulcan Ventures or Mr. Allen may purchase additional shares of common stock from time to time, depending on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures and Mr. Allen may also determine to dispose of some or all of their beneficial holdings of the Issuer's securities. They reserve the right to increase or decrease their holdings on such terms and at such times as they may decide, subject to contractual limitations as set forth in Item 6.

        Except as set forth in this Item 4 and as contemplated by the Stock Purchase Agreement described in Item 6 below, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action.

Item 5.  Interest in Securities of the Issuer

         Vulcan Ventures and Mr. Allen beneficially own 782,079 shares of the Issuer's common stock. These shares represent approximately 7.0% of the shares of the class outstanding based upon 11,250,152 shares outstanding as of October 15, 1999 as reported to Vulcan Ventures by the Issuer. Vulcan Ventures and Mr. Allen share the power to vote and to direct the vote of, and the power to dispose and to direct the disposition of, all 782,079 shares. If and when the Stock Purchase Agreement closes, Vulcan Ventures and Mr. Allen will share voting and dispositive power over 2,955,992 shares of common stock representing approximately 22.0% of the Issuer's outstanding common stock, assuming that the Issuer issues no shares other than the shares issuable under the Stock Purchase Agreement until after the closing.

         To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's common stock.

         Since the date of the Issuer's initial public offering on June 29, 1999, Vulcan Ventures has made the following open-market purchases of the Issuer's common stock on the Nasdaq Stock Market:

         July 12, 1999     -  8,000 shares at $17.75
         August 11, 1999   - 22,500 shares at $16.125
         August 12, 1999   - 20,000 shares at $15.5938

Except as set forth in Item 6 of this statement, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Under a Registration Rights Agreement by and among the Issuer, Vulcan Ventures and certain other of the Issuer's stockholders entered in connection with the Issuer's 1998 common stock offering, the holders of 40% or more of the registrable securities, including the shares of common stock acquired by Vulcan Ventures in the Issuer's 1998 common stock offering, are entitled to demand that the Issuer register their registrable securities under the Securities Act of 1933, as amended. The Issuer is not required to effect more than two registrations pursuant to such demand registration rights. The holders of the registrable securities are entitled to require the Issuer to include their registrable securities in future registration statements that the Issuer may file. The Issuer is not required to effect more that three registrations pursuant to such piggyback registration rights. These registration rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of registrable securities that may be included in the offering. In addition, holders of all of these shares are restricted from exercising their demand rights until one year has elapsed from June 29, 1999, the effective date of the Issuer's initial public offering. The Issuer generally is required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the registrable securities held by security holders with registration rights will result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

         Vulcan Ventures has agreed not to offer to sell, sell or otherwise dispose of, directly or indirectly, any shares of common stock during the period ending 180 days after June 29, 1999, the date of the prospectus in the Issuer's initial public offering, without the consent of Prudential Securities Incorporated on behalf of the underwriters.

         On October 12, 1999, Vulcan Ventures entered into a non-binding letter of intent with the Issuer and on October 15, 1999 entered into a Common Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer to purchase 2,173,913 shares of the Issuer's common stock at $11.50 per share, for an aggregate purchase price of $24,999,999.50. Closing of the transaction is subject to certain conditions, including the expiration or termination of the applicable waiting period (and any extension) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Vulcan Ventures has placed the purchase price in escrow, and the Issuer has placed in escrow an irrevocable letter of instruction to the Issuer's transfer agent directing the transfer agent to issue the shares to Vulcan Ventures. The purchase price will be released to the Issuer and the letter of instruction will be released to the transfer agent upon receipt by the escrow agent of joint escrow instructions from Vulcan Ventures and the Issuer confirming that the conditions to closing have been satisfied.

         Under the Stock Purchase Agreement, the Issuer has granted to Vulcan Ventures for one year following the closing of the transaction a right of first refusal to purchase its pro rata share of "New Securities." "New Securities" means any of the Issuer's common stock issued in exchange for cash in a private placement transaction other than (i) securities issuable upon exercise of existing rights to acquire common stock issued to consultants or vendors of the Issuer, or (ii) any other issuances of 268,481 shares of common stock or less, or securities of the Issuer exercisable for or convertible into 268,481 shares of common stock or less.

         Under a Registration Rights Agreement into which the Issuer and Vulcan Ventures entered as of October 1, 1999, Vulcan Ventures and certain related parties to whom it may transfer shares of the common stock that it has agreed to purchase under the Stock Purchase Agreement are entitled to demand one registration of such shares under the Securities Act. The Issuer must receive a written request from the holders of at least 80% of such shares outstanding. These registration rights are subject to various conditions and limitations, including the right of the underwriters in an underwritten offering to limit the number of registrable securities that may be included in the offering. The Issuer generally is required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the registrable securities held by security holders with registration rights will result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

         The reporting persons will file an amendment to this statement along with required exhibits if and after the closing of the transaction contemplated by the Stock Purchase Agreement.

         Except as set forth in Item 4 of this statement and this Item 6, Vulcan Ventures and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.

        Exhibit   Description

          99.1 Joint Filing Agreement(Previously filed as Exhibit 1 to the Schedule 13D.)

          99.2 Form of Lock-up Agreement (Previously filed as Exhibit 2 to the Schedule 13D.)

          99.3 Power of Attorney (Incorporated by reference to the Reporting Persons' Schedule 13G for Pathogenesis Corporation filed August 30, 1999.)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      VULCAN VENTURES INCORPORATED



         October 20, 1999             By:/s/ William D. Savoy
(Date)                                   William D. Savoy, Vice President


         October 20, 1999                       *
(Date)                                   Paul G. Allen


                                      *By:     /s/ William D. Savoy
                                             William D. Savoy, Attorney-in-Fact

                                 EXHIBIT INDEX


        Exhibit   Description

         99.1 Joint Filing Agreement (Previously filed as Exhibit 1 to the Schedule 13D.)

         99.2 Form of Lock-up Agreement (Previously filed as Exhibit 2 to the Schedule 13D.)

         99.3 Power of Attorney (Incorporated by reference to the Reporting Persons' Schedule 13G for Pathogenesis Corporation filed August 30, 1999.)